SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

19 January 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 19 January 2026
           re: Update in respect of block listing of shares

 19 January 2026

LLOYDS BANKING GROUP PLC - UPDATE IN RESPECT OF BLOCK LISTING OF SHARES

Effective today, the UK Listing Rules have been amended to remove the block listing regime. Lloyds Banking Group plc (the "Company") has historically used this regime to block list ordinary shares of 10p each ("Shares") such that they can be allotted to participants under the Company's share plans without individual listing applications having to be made in respect of those Shares. Given this regime is no longer in effect (with any future Shares allotted pursuant to the Company's share plans being automatically listed), the Company is announcing details of those Shares that have been block listed under the previous regime and that remain unallotted pursuant to the Company's share plans as at the time of publication of this announcement (the "Unallotted Shares").

The tables set out below detail the number of Unallotted Shares in respect of each of the Company's share plans as at the time of publication of this announcement. The Unallotted Shares will be allotted to share plan participants in accordance with their terms and the Company intends to announce such allotments no later than 60 days following the date on which they occurred. Any further allotments of Shares pursuant to the Company's share plans will be announced in accordance with the Company's obligations under the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook.

Name of scheme:	Lloyds Banking Group Sharesave Scheme (2017)
Balance of Shares under scheme not yet issued/allotted:	59,782,991

Name of scheme:	Lloyds Banking Group Share Incentive Plan (formerly Lloyds TSB Group Shareplan)
Balance of Shares under scheme not yet issued/allotted:	53,464,609

Name of scheme:	Executive Group Ownership Share Plan
Balance of Shares under scheme not yet issued/allotted:	9,656,123

Name of scheme:	Lloyds Banking Group plc Deferred Bonus Plan (2021)
Balance of Shares under scheme not yet issued/allotted:	70,000,000

Name of scheme:	Lloyds Banking Group Long Term Share Plan (2020)
Balance of Shares under scheme not yet issued/allotted:	108,100,000

- END -

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 19 January 2026